Exhibit 99.31

i-80 Gold Reports Reduced Production Costs at South Arturo Mine

Reno, Nevada, May 19, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to provide an update of Q1 2021 South Arturo production as well as full year production guidance.

South Arturo

•	Q1 2021 Production 15,752 ounces (ozs) of gold (Au) and 1,440 ounces of silver (Ag) (100% basis)
•	Q1 2021 Cash Costs of $836/oz Au and all-in sustaining costs (AISC) of $926/oz Au sold
•	8,000 m drill program planned for the year is currently under way
•	Updated mineral reserve and resource estimate expected H2-2021
•	i-80 Gold attributable 2021 South Arturo production guidance:
•	15,000 to 20,000 ounces Au
•	Cash costs of $900/oz Au and $1,000/oz Au sold
•	AISC of $1,100/oz Au and $1,200/oz Au sold

“South Arturo continues to deliver positive exploration success and mining results” stated Ewan Downie, Chief Executive Officer of i-80 Gold Corp. “2021 will be pivotal year for the project as we incorporate the 2020 drill results into an updated reserve estimate and the joint venture progresses its work on the Phase 3 tradeoff study and planning for the development of the Phase 1 open pit operation”.

The South Arturo mine is a joint venture with Nevada Gold Mines LLC, operated by Barrick Gold Corporation (“Barrick”). Several opportunities to expand production exist on the property including the continued expansion of the recently developed El Nino underground mine that represents the second operation developed at South Arturo and has delivered consistent production results since being put into production in the second half of 2019.

During the first quarter of 2021, South Arturo produced 15,752 ounces of gold and 1,440 ounces of silver from El Nino, on a 100% basis. Cash cost per ounce of gold sold was $836 and all-in sustaining cost per ounce of gold sold was $926 during the quarter, below annual guidance and a reduction from previous quarters.

In 2020, 3,800 metres of drilling was completed from underground drilling stations at El Nino. The results were very positive and will be included in an updated mineral reserve and resource estimate that is expected to be completed in H2-2021. Following up on the success of this drill program, more than 8,000 metres of surface and underground exploration drilling are planned in 2021, focused on extending mineralization further down dip at the Lower El Nino and Cloud Nine targets.

Additionally, the development of a ramp to access the deeper mineralization at El Nino is under way and is expected to be completed in Q1-2023. Production of orebodies accessed from the ramp is expected to begin in Q2-2022.

Production guidance for i-80’s 40% interest in El Nino in 2021 is expected to be between 15,000 to 20,000 ounces of gold during the year with cash costs per ounce of gold sold between $900/oz Au and $1,000/oz and all-in sustaining costs per ounce of gold sold between $1,100/oz Au and $1,200/oz Au.

Tim George, PE, Manager of Engineering Services, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo, advancing the Getchell Project through economic studies and then on to development, and the advanced exploration for the 100%-owned McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.